

Mail Stop 4631

August 13, 2009

via U.S. mail and facsimile

William G. Dorey, Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

> **RE: Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed July 30, 2009**
> **Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 001-12911**

Dear Mr. Dorey:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

Introduction, page 2

1. We note the disclosure that you "own and lease substantial aggregate reserves." We also note the disclosure on page 3 that you "have significant aggregate reserves." Finally, we note the disclosure elsewhere in your filing regarding your reserves, including under Item 2. Please revise your future filings to provide the information required by Industry Guide 7 and show us in your supplemental response what the revisions will look like, or explain to us why you are not required to provide this information.

2. We note the disclosure on page 6 that the total number of employees is seasonal. We also note the disclosure in the first risk factor on page 10. In future filings, please disclose the information required by Item 101(c)(1)(v) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

3. We note the disclosure in the penultimate paragraph on page 34. In future filings, please revise Item 1 to explain in greater detail the information required by Item 101(c)(1)(iii). Please show us in your supplemental response what the revisions will look like.

Valuation of Real Estate Held for Development and Sale and other Long Lived Assets, page 21

4. We note real estate held for development and sale and other long-lived assets accounted for 4% and 8% as of December 31, 2008 and June 30, 2009, respectively, and you recorded impairment charges for the years ended 2008 and 2007 in the amount of $4.5 million and $3 million, respectively. You disclose that this account includes property, equipment and intangible assets. In future filings, please revise to separately report the tangible and intangible assets.

5. In your risk factor disclosure on page 9, you discuss how your real estate development business activities are subject to real estate conditions, economic conditions, fluctuations in interest rates, mortgage availability and changes in demographics. You also provide a brief discussion of the 2009 outlook in your Form 10-Q for the quarter ended June 30, 2009, that states that if there is a continued decline in the residential and commercial real estate markets, the expected profitability for certain development activities could deteriorate and result in an impairment. However, you have not included a detailed discussion of

the current economic environment or its specific impact on your operations or liquidity in MD&A. Please address the following:

- Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the significant economic downturn in the housing market, demand for commercial property and the lack of availability in the credit markets and its current and expected future impact on your operations, financial position and liquidity;
- Specifically discuss, in light of your recent impairment charges, how you determined that the remaining real estate assets held for development are recoverable and further impairment is not warranted;
- Provide detailed information on your customers, expected trends, management's response for managing these events, and potential future actions by management;
- Discuss the recent impairments of your real estate assets in 2008; and
- Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance.

In your response to this letter, please provide a detailed description of proposed future disclosure.

Revenue, page 22

6. You state on page 23 that decreases in private sector and materials revenue for your Granite West segment were driven by the ongoing contraction of credit markets and residential construction in all geographic areas in which the Granite West segment operates. Please tell us and disclose in future filings, the nature of private sector contracts compared to public sector contracts, how the significant downturn in the economy has effected each of these markets, and quantify the amount of sales related to residential development and construction in each the private and public sectors of both Granite West and Granite East segments. Considering the significant downturn in residential markets, quantifying sales related to residential development and construction will allow investors to assess the materiality of these sales to your operations and cash flows and the impact any further decline in these sales may have on operations and cash flows.

Liquidity and Capital Resources, page 35

7. We note revenue attributed to California accounted for 38% and 36% of net sales for the year ended December 31, 2008 and six months ended June 30, 2009, respectively. You state you received notification that progress payments on certain projects may be delayed.   Given that California appears material to your

liquidity, in future filings please quantify the total amount of accounts receivable outstanding related to these projects, the amount of progress payments that may be delayed and if payments have been delayed, please include a discussion of this matter and when you expect to collect payment.   Your discussion should also address whether the delayed payments have had or will have a negative impact to your liquidity.   Refer to Sections 501.03 and .04 of the Financial Reporting Codification for guidance.

8. We note you increased your allowance for doubtful accounts by $11 million as of December 31, 2008, however you didn't include a discussion of the factors that you considered in making this decision. In future filings please provide a discussion of the key factors driving a material change in your allowance account. Your discussion should also address known cash flow problems of your customers (bankruptcy, decreased sales, inability to access credit markets, etc.) that could impact the timing of your collections. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

9. Considering the recent downturn in the economy and tightening of the credit markets, please revise future filings to disclose the specific covenants included in both your senior notes and revolving line of credit agreements, to the extent future non-compliance of any covenant in any of these agreements is reasonably likely. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Debt and Contractual Obligations, page 37

10. Please revise, future filings, to include your interest commitments under your interest-bearing debt in your contractual obligation table on page 37, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Joint Venture; Off-Balance-Sheet Arrangement, page 38

11. We note your discussion regarding the $482.9 million of work that represents your partner's proportionate share of unconsolidated construction joint ventures. Please revise future filings to clarify whether this $482.9 million represents the amount of your maximum exposure on these arrangements. Additionally, please revise disclosure to discuss any other guarantees you have made to your partners, whether it be completion guarantees or loan guarantees and the fair value of those guarantees, if any.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 39

12. We note that diesel fuel, liquid asphalt, cement and other commodities are a significant part of the paving materials used in many of your construction projects. We further note that construction materials margins have been negatively impacted by lower demand from the private sector as a result of the significant volatility in the raw material prices, such as diesel fuel and liquid asphalt and there is "substantial uncertainty" surrounding 2009 prices. Considering the above, a discussion of commodity price risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure and your risk management strategies, including your price escalation clauses included in some of your contracts and how you manage the risk when there are no escalation clauses in the contract.

Note 8. Real Estate Entities and Investments in Affiliates, page F-20

13. You disclose that approximately $87.5 million of your real estate held for development is pledged as collateral for the obligations of your consolidated real estate entities and that $34.8 million of this debt is non-recourse to Granite. Please clarify and disclose, in future filings, the amount of debt associated with your consolidated real estate entities, including all recourse and non-recourse debt and how you have accounted for and classified this debt.

Signature page

14. In future filings, please use the language specified by the Form 10-K instructions for the signature page. We note that you omitted the language "on behalf of the registrant and" prior to "in the capacities."

Certifications, Exhibits 31.1 and 31.2

15. In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you incorrectly refer to

GAAP in paragraph 4(b) and you omitted the language "(or persons performing the equivalent functions)" in the introduction to paragraph 5.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 10 – Intangible Assets, page 17

16. Private sector and material sales for the Granite West segment have significantly decreased since the year ended December 31, 2008 in part due to the ongoing contraction of credit markets and residential construction and backlog was 30.6% lower at June 30, 2009 as compared to June 30, 2008. We note $9.9 million of goodwill is allocated to the Granite West Segment as of June 30, 2009. Please tell us whether you considered these negative factors in determining whether to perform an interim test of impairment for goodwill. If you didn't perform an interim impairment analysis, please tell us the factors supporting your conclusion.

Liquidity and Capital Resources, page 37

17. We note you had negative cash flows from operating activities as of June 30, 2009, partly because of higher levels of liquid asphalt included in inventory. However, your discussion does not address why liquid asphalt inventory increased. Please provide us with an analysis of the changes in your inventory accounts, specifically addressing the events and circumstances surrounding your $12.8 million inventory reserve adjustment in 2008, the 24% increase during the six months ending June 30, 2009 and what impact if any, commodity pricing has had on your balance at December 31, 2008 and June 30, 2009.

18. Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion in future filings to address the reasons for the changes in operating assets and liabilities, specifically the increase in inventory and decrease in accounts receivables. This disclosure would enhance an investors understanding of your cash flow position and ability to adjust your future cash flows to meet your needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

Debt and Capital, page 38

19.   You disclose that your debt agreements define certain events of default such as
        failure to observe certain covenants or failure by "us or one of our subsidiaries,
        which may include a real estate affiliate of GLC over which we exercise control."
        Considering the current market environment and tightening of the credit markets,
        please expand this disclosure, in future filings, to clarify whether any joint
        ventures, affiliate or unconsolidated entities are in violation of their covenants and
        the amount of the associated debt.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 15

20. Please disclose the private companies included in your benchmarking. To the
    extent the identities of these companies are not known to you, please disclose this
    fact and describe the key demographic data for them. Refer to Item
    402(b)(2)(xiv) of Regulation S-K.

21. We note that you disclose that you target all elements of compensation, base
    salary, short and long term incentives and total direct compensation at the median
    level against peer companies for your named executive officers. We also note
    that you group together disclosure on your named executive officers. For
    example, on page 15 you explain that 2008 base salary increases positioned four
    named executive officers "closer" to the market 50th percentile. Please disclose
    where actual payments of each element of compensation fell for each named
    executive officer within targeted parameters. To the extent actual compensation
    was outside a targeted percentile range, please explain why.

Division Incentive Program Performance, page 20

22. Please disclose your historical Granite West division safety targets, Granite West
    and Granite East division AOI targets and actual results and how the results
    correlated to the payments set forth in the table on page 21 for your Granite West
    and Granite East managers, who are also named executive officers, or provide us
    with a detailed explanation of why such targets and actual results are not material.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on

EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, with legal related questions at (202) 551-3345.

Sincerely,

Terence O'Brien
Accounting Branch Chief